Exhibit (a)(5)(E)

Telemar Norte Leste S.A. Announces Extension of Cash Tender Offer for the Common Shares of Tele Norte Celular Participações S.A.

Rio de Janeiro, Brazil, October 15, 2008 – Telemar Norte Leste S.A. (“Telemar”), a leading telecommunications services provider in Brazil, announced today that it has extended the Expiration Date of its cash tender offer (the “Tender Offer”) for any and all of outstanding common shares (the “common shares”) of Tele Norte Celular Participações S.A. (“TNCP”). The Expiration Date previously announced was October 16, 2008. As of 5:00 p.m., New York City time, on September 24, 2008, no common shares of TNCP had been tendered pursuant to the Tender Offer.

On October 13, 2008, the Superintendant for the Registration of Securities of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) accepted the arguments in an appeal from an investor in TNCP and revised its previous decision granting registration of the Tender Offer. This investor claimed that the price per share offered in the Tender Offer did not take into account the amount paid by Telemar to Vivo Participações S.A. (“Vivo”) for certain subscription rights for TNCP shares, and that as a result the Tender Offer price did not represent at least 80% of the purchase price paid by Telemar for the common shares acquired from Vivo on April 3, 2008, as required by Article 254-A of Brazilian Law No. 6,404/76. Telemar acquired these common shares from Vivo under a Stock Purchase Agreement, dated as of December 20, 2007, between Vivo and Telemar. Under this Stock Purchase Agreement, Telemar acquired (1) 51.86% of the common shares and 0.09% of the preferred shares of TNCP for approximately R$128.6 million, corresponding to R$99.38 per common share and R$33.00 per preferred share, and (2) certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for the price of R$22.6 million.

In its decision, the CVM concluded that (1) the amount paid by Telemar to Vivo for the subscription rights for TNCP shares should be treated as part of the price paid for the shareholding control of TNCP acquired by Telemar from Vivo, and (2) the offer price in the Tender Offer should be increased to reflect this additional amount. According to the decision of the CVM, Telemar is required to make the Tender Offer at a price per common share of R$93.58.

Telemar intends to appeal this decision to the Board of Commissioners of the CVM on or prior to October 28, 2008, the deadline for it to make this appeal. Telemar anticipates that a final determination of the CVM on its appeal will be made on or prior to November 13, 2008, although Telemar can offer no assurances that a final determination of the CVM will be made on or prior to that date. As a result of the decision of the Superintendant for the Registration of Securities of the CVM, the CVM has withdrawn its registration of the Tender Offer, and as a result, the Tender Offer has been suspended and the auction that was expected to occur on October 16, 2008 will be postponed until the Board of Commissioners of the CVM provides a definitive decision regarding the appeal.

Following the conclusion of Telemar’s appeal, Telemar expects that the registration of the Tender Offer will be reinstated or a new registration will be issued, and that a new date and time for the auction will be established by the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the “BOVESPA”). Following the establishment of the new date and time for the auction, Telemar intends to extend the Expiration Date and Expiration Time for the Tender Offer to coincide with the deadline established by the BOVESPA for shareholders to qualify their common shares of TNCP for the auction.

As a result, Telemar is hereby extending the Expiration Date for the Tender Offer until Thursday, November 16, 2008 (the “New Expiration Date”). All references to the “Expiration Date” in the Offer to Purchase, dated September 16, 2008, as amended by Amendment No. 1 to Telemar’s Schedule TO filed with the U.S.

Securities and Exchange Commission on October 10, 2008 (as so amended, the “Offer to Purchase”) shall be deemed to be references to the New Expiration Date. Telemar may further extend the Expiration Date at Telemar’s sole discretion. Telemar is also hereby extending the deadline for the withdrawal of tendered common shares until 12:00 noon, Brasília Time (9:00 a.m., New York City Time), on the Auction Date. The other terms and conditions of the Offer to Purchase remain unchanged.

Telemar notes that the deadline for the auction which previously was October 31, 2008 is no longer applicable. In addition, Telemar notes that as a result of the postponement of the auction, the deadline for a third party to register a competing tender offer with the CVM and publish offering materials in Brazil will be postponed until the tenth calendar day prior to the new date established for the auction.

Questions or requests for assistance regarding the Tender Offer or additional copies of the Offer to Purchase may be made to Roberto Terziani, Investor Relations Director, Telemar Norte Leste S.A., Rua Humberto de Campos, 425, 7º andar, Leblon, Rio de Janeiro, RJ, Brazil 22430-190, or by calling +55 21 3131-1208.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the common shares. The Tender Offer is only being made pursuant to the Offer to Purchase. The Tender Offer is not being made to holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Restrictions on the Tender Offer may also apply in other jurisdictions. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, financial results and results of litigation and administrative proceedings. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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